tentatively:

Hank's Garage

'Hank's' is an all-season neighborhood hangout, featuring old-school hospitality, ice-cold cans of yard beer, high-quality burgers, craft beer offerings, and classic draft cocktails. Hank's takes advantage of a rehabbed auto garage with 6-bay garage doors, opening up to a massive patio.

Concept/Brand –

Hank's is a neighborhood bar and patio, serving affordable food and drinks in an approachable, communal, environment. Simple, casual, and fun.

Whether to watch the game or just enjoy the weather, the bar and patio will be light and airy with a lot of sunlight, much like our brand. The 'Hank's Garage' brand equates to a vintage pair of Levi's 501's. Comforting, authentic, and without pretense. Touches of old auto garage design in a high-finish, clean, bar and restaurant environment. Classic logo, fonts, and graphics (tbd) leaning into vintage '60s, '70s, and '80s gas and auto brands. Branding will be led by Eric Flanagan, Danielle Lehman (Super Crunch Studio), and Alex Anderson (Alex Anderson Creative).

Location (see map below on page 3, pictures on bottom of page 5) –

Shawnee, Kansas is the 7th most populous municipality in the KC Metro area. 69k residents with a median household income of 92k and a median age of 38 yrs old. Shawnee is 77% White, 9% Hispanic or Latino, and 6% Black/African American. 54.6% have a Bachelor's degree or higher. The employment rate of 68.6% which is higher than the average for Kansas at 62.1%.

Downtown Shawnee is approximately a two-block radius of charming buildings and businesses, with an epicenter at the cross streets of Nieman and Johnson Drive. In the last few years, there has been significant investment in breweries, restaurants, and cocktail bars. In 2019, the city of Shawnee approved a 40m infrastructure initiative labeled 'Nieman Now!'. Shawnee is also one of five federal 'Opportunity Zones' in Johnson County. Multiple 8-figure real estate investments, both mixed-use and apartment projects, have recently opened, or are in construction within a half-mile radius of Nieman and Johnson Drive.

Downtown Shawnee is easily accessible to neighboring towns in Johnson County and Missouri. With Shawnee Mission Pkwy a mile to the south, I 435 to the West and I 35 to the East within 5 minutes, Shawnee is in close proximity to all of South KC's major thoroughfares.

The best part of Downtown Shawnee is the authenticity. Historical buildings, eclectic businesses, and walkability. The core of downtown is not manufactured like elsewhere in Johnson County. It has the charm and history of a small town or village, with new and exciting operators building great concepts. See the articles below:

https://www.bizjournals.com/kansascity/news/2023/01/24/downtown-shawnee-merigold-plaza-vickers-karra.html

https://www.bizjournals.com/kansascity/news/2022/09/09/downtown-shawnee-development-update.html

Food & Beverage Scene in Shawnee -

The timing is right for our operational team to invest in Shawnee.

Within the epicenter of downtown Shawnee, there are 3 breweries, Servaes Brewing, Transport Brewing, and the newly opened Friction Brewing on the corner of Nieman and Johnson. There are two long-standing dive bars, Betty C's and Ribbon Room.

In terms of food, McLain's Market and Bakery, Pegah's Family Dining, Al Chile Taco Shop, and another new addition, also on the corner, District Pour House, are the only dining options within walking distance of the downtown. A quality food program is needed downtown. 'Big Bam's' Burgers a Shawnee burger shack, closed in 2021 after 14 years, due to the death of the owner. 'Hank's' hopes to fill the 'burger void'.

Downtown Shawnee has garnered increased media/customer attention, due to hosting one of the top cocktail bars in all of greater Kansas City. 'Drastic Measures' has received national recognition as a James Beard Award semi-finalist for their cocktail program. Jay Sanders started Drastic Measures in 2020. Drastic Measures is 2 buildings south of the proposed Hank's location (see map below). Drastic Measures in Shawnee earns James Beard Award Outstanding Bar nomination

This July, Jay has opened up 'Wild Child' on the corner of Nieman and Johnson, in between Drastic Measures and Friction Brewing. 'Wild Child' is a low abv cocktail and wine bar. It has opened to much fanfare and between the two concepts we consider these businesses to be an 'anchor' neighboring tenant.

Hank's would fit two major food and beverage needs in Shawnee: 1. Neighborhood bar. 2. Quality food program focusing on burgers (there isn't any).

https://shawneemissionpost.com/2023/07/11/wild-child-downtown-shawnee-206330/
https://onedelightfullife.com/shawnee-kansas-weekend/


W 58th St
Nieman Rd
W 58th St
Ribbon Room
Farmers Insurance
- Steve Davila
Barton Dr
Shawnee Plz
Shopping mall
Reeder St
Direct Messenger Service
Drastic Measures
Shawnee Shoe
Repair & Tailoring
Ice Cream
Al Chile Taco Shop
Fast Food · $
ChargePoint
Charging Station
ShananiGanns Boutique
The Doll Cradle
Doll store
Reeder St
Johnson Dr
Johnson Dr
Insurance
Betty C's Bar and Grill
Grill · $
District Pour House
Transport
Brewery Shawnee
Pegah's
Family-friendly · $
Servaes Brewing
Company
Amos Family Funeral
Home & Crematory
Barton Dr
McLain's
Market Shawnee
American · $$
Nieman Rd
Transport

<u>Beer –</u>

Hank’s will emphasize high-quality draft beer selected by experienced beer buyer, BJCP Certified Judge, and Certified Cicerone®, Eric Flanagan (Flanagan Consulting). In addition, Hank's will feature budget-friendly yard beers on ice. Our beer selection will put additional emphasis on our ‘ice cold can’ selection. Hank's will feature keg coolers at the bar with 6-8 taps with a mix of local craft and yard beers, to save money on a cooler and glycol system. Hank's staff will know ‘the story’ of the beer and breweries represented. We will also feature a ‘bit’ can for quicker can consumption and large troughs to keep our cans on ice. Each can will have two holes punched in the top for airflow and sold with a signature koozie.

<u>Liquor –</u>

Hank's liquor program will be created and managed by Gus Cobb (Flanagan Consulting, see ‘Operators’ section for more information). We will approach our neighboring distilleries about featuring and advertising their spirits at a low cost. Streamlined liquor offerings with 3-5 house drinks. ‘Hank's’ plans on using quick-pour classic cocktails. Consistency and simplicity will be the focus. Diverse whiskey list, but limited offerings to only ‘high mover’ brands for all other spirits and wine. Shots will be featured for average check bolstering. Old school ‘3 Finger’ pours will be featured for added perceived value and marketing purposes.

We want to show value in our drink offerings without taking an inordinate amount of time hand-crafting them. Turn and burn drinks to maximize revenue per square foot.

Food –

Hank's will feature a simple bar menu. Utilizing a new flat-top and fryers and focusing on burgers, Hank's will have a simple menu with bar fare consistent with the look of the bar and brand. Chef and Menu TBD. *Also considering southern fried chicken.*

Technology –

Hank's will be utilizing 'Toast' POS system. We will feature handheld POS's for all our bartenders to expedite drinks and food quickly. This will allow us to turn tables quicker and cover a large patio taking orders with minimal labor. We will also use 'Toast' back office systems, KDS, and any other feature that makes us more efficient. See www.pos.toasttab.com for details.

Community –

Hank's will be a leader in charitable causes in our community. Hank's will be open to hosting charitable events that align with issues we deem important. Hank's will recycle and strive to maintain the smallest environmental footprint, including the elimination of plastics, and the use of recyclable material.

Design and Ambience –

Hank's will be designed by Eric Flanagan (Flanagan Consulting), Richard Hu (HJM Architects), and Greg Vielhauer (Wolf 21 - GC). With an emphasis on a 'bar-forward' concept with a high-quality food program. Our design will erase any thought of a 'bar or restaurant?' in our customer's minds. Hank's will have ample sunlight and fresh air. The tentative design will frame the patio or beer garden with two bars, the main bar located within the 'garage', and an additional repurposed storage container (https://www.roxboxcontainers.com/industries/). High-top tables inside with multiple TVs and nods to old auto garages. Picnic tables and drink rails outside.

Limited office and storage space will maximize our revenue per square foot.

Official design, tbd.

Operators - Flanagan Consulting

Eric Flanagan - Owner of Flanagan Consulting and Good Beer LLC. dba 'King G Bar and Deli' and 'Jim's Alley Bar'. Eric created, built, and operates two concepts located in the East Crossroads of Kansas City Missouri. 'King G Bar and Deli' opened in September of 2021 and 'Jim's Alley Bar' opened in November of 2022. Both concepts have been well received, and have Google reviews rating of 4.7/5 or higher. The bars combined are trending towards 3.2m

Net Sales, in 2023, and closing in on +20% profit margins for the year. Eric has been an owner or GM for multiple locations for over 20 years. In addition to general management, Eric is a brewer, BJCP Certified Judge, and Certified Cicerone®.

Gus Cobb - Partner of Flanagan Consulting and General Manager of 'King G Bar and Deli' and 'Jim's Alley Bar'. Gus was hired as the bar manager of King G and was tasked with building a high-quality craft cocktail program meant for a high-volume environment. His King G liquor program is the backbone of the bar and has driven sales and profit margins. In the last 3 months, King G alone has exceeded 120k per month, in liquor sales (no beer or wine), which is a testament to his program. Gus's liquor programs for both bars have exceeded 1 million dollars as of 8/1/23. He excels at menu creation, bar design, and management.

Chef/KM - TBD

Super Crunch Studio - All Branding and PR will be handled by Danielle Lehman, owner of Super Crunch Studio. https://www.supercrunchstudio.com/

Summary -

Hank's will be a back-to-basic bar, featuring craft beers and liquors, but with added emphasis on nostalgic beer brands and auto décor. 'New-old' bars are popping up across the country concentrating on comfort, cleanliness, and authenticity. Hank's intends to be a Shawnee neighborhood joint emphasizing a communal and familial vibe with no hint of corporate chain bar or restaurant, within its walls.





